Exhibit 99.1

Beamr Strengthens Partnership with AWS by Joining AWS ISV Accelerate: a Global Co-Sell Program

“Our partnership with AWS is strategic to Beamr’s growth, and joining the ISV Accelerate program represents a significant milestone in our cloud strategy,” said Beamr CEO, Sharon Carmel

Herzliya Israel, Feb. 18, 2025 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, today announced it has joined the AWS ISV Accelerate program, a global co-sell initiative for Amazon Web Services (AWS) partners. As an Independent Software Vendor (ISV) in the program, Beamr demonstrates strong alignment with AWS’s go-to-market strategies and initiatives. Beamr had progressed from listing on AWS Marketplace to becoming an ISV Accelerate member in just three months.

“Our partnership with AWS is strategic to Beamr’s growth, and joining the ISV Accelerate program represents a significant milestone in our cloud strategy,” said Beamr CEO, Sharon Carmel. “As businesses and organizations across various industries face growing video operations challenges, this enhanced collaboration with AWS will allow us to deliver our innovative GPU-accelerated solutions to a global customer base more effectively,” Carmel added.

The AWS ISV program offers key benefits to drive visibility and co-selling opportunities. By joining, Beamr can expand sales operations through the AWS sales organization and the AWS Marketplace, driving increased growth for Beamr Cloud - the video optimization service that is seamlessly connected with AWS S3 cloud storage service. For example, AWS Account Managers are eligible for incentives when selling Beamr Cloud through AWS Marketplace. They also gain exposure to ISVs through solution partner recommendation engines.

ISVs like Beamr benefit from focused co-sell support and resources, including access to training, workshops, and technical certifications to enhance collaboration and market success. Beamr Cloud offers scalable optimization of large video libraries, automatic upgrade to the high-performance AV1 video format (AOMedia Video 1), efficient and cost-effective video enrichment with AI-driven capabilities, in tandem with video transcoding, and other advanced video operations.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video optimization and modernization. The company serves top media companies like Netflix and Paramount. Beamr’s inventive perceptual optimization technology (CABR) is backed by 53 patents and won the Emmy® award for Technology and Engineering. The innovative technology reduces video file size by up to 50% while guaranteeing quality.

Beamr Cloud is a high-performance, GPU-based video optimization and modernization service designed for businesses and video professionals across diverse industries. It is conveniently available to Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI) customers. Beamr Cloud enables video modernization to advanced formats such as AV1 and HEVC, and is ready for video AI workflows. For more details, please visit https://beamr.com/

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 4, 2024 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

investorrelations@beamr.com